PUREDEPTH, INC.
255 Shoreline Drive, Suite 610
Redwood City, California 94065

January 3, 2008

VIA FACSIMILE ((202) 772-9218) AND DIRECT TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attention:  Mr. Tim Buchmiller

Re:	PureDepth, Inc. (the “Company”) Registration Statement on Form SB-2 (File No. 333-134571)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement to Four (4) p.m., Eastern Time, on January 4, 2008, or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Commission.  The Company hereby authorizes both James Koshland and Jenelle Cox of DLA Piper US LLP, counsel for the Company, to make such request on our behalf.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please call Jim Koshland of DLA Piper US LLP, counsel to the Company, at 650-833-2009.

Very truly yours,

PUREDEPTH, INC.

By:  /s/ Jon McCaman
Jon McCaman, Chief Financial Officer